UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
(Amendment No. 4)*
Under the Securities Exchange Act of 1934
AVIS BUDGET GROUP, INC.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
053774105

(CUSIP Number)
David Zales
SRS Investment Management, LLC
One Bryant Park
39th Floor
New York, New York 10036
(212) 520-7900
with a copy to:
Marc Weingarten, Esq.
Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
May 3, 2017

(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), Rule 13d-l(f) or Rule 13d-l(g), check the following box. [X]
(Page 1 of 7 Pages)

_______________________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 053774105	SCHEDULE 13D	Page 2 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SRS INVESTMENT MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 8,500,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 8,500,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,500,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (see Item 5)
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 053774105	SCHEDULE 13D	Page 3 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KARTHIK R. SARMA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 8,500,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 8,500,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,500,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (see Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 053774105	SCHEDULE 13D	Page 4 of 7

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the statement on the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 25, 2016 (the “Original Schedule 13D”), Amendment No. 1 to the Schedule 13D, filed with the SEC on March 4, 2016 (“Amendment No. 1”), Amendment No. 2 to the Schedule 13D, filed with the SEC on June 3, 2016 (“Amendment No. 2”), and Amendment No. 3 to the Schedule 13D, filed with the SEC on January 19, 2017; and, together with this Amendment No. 4, the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3, the “Schedule 13D”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Avis Budget Group, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D. This Amendment No. 4 amends Items 4, 5 and 6 as set forth below.
Item 4.	PURPOSE OF TRANSACTION
Item 4 of the Schedule 13D is hereby amended and restated in its entirety, as follows:

The Reporting Persons acquired the shares of Common Stock reported herein for investment purposes in the ordinary course of business. The Reporting Persons acquired such shares of Common Stock because they believed that the shares of Common Stock reported herein, when purchased, represented an attractive investment opportunity.

The Investment Manager and its representatives have, from time to time, engaged in, and expect to continue to engage in, discussions with members of the Issuer’s management and board of directors (the “Board”), other current or prospective stockholders, industry participants, investment professionals and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction.

On January 25, 2016, the Investment Manager, along with the Funds (collectively, the “SRS Parties”), entered into a cooperation agreement with the Issuer (the “Cooperation Agreement”) whereby the parties agreed, among other things, and subject to certain conditions, that: (i) the Issuer will increase the size of the Board to twelve directors and appoint Brian Choi, a senior employee of the Investment Manager, to the Board no later than two business days following the execution and delivery of the Cooperation Agreement; (ii) the Issuer will increase the size of its Board and appoint a reasonably acceptable additional independent director recommended by the SRS Parties (the “Subsequent New Director” and, together with Mr. Choi, the “New Directors”); (iii) the Company will include the previously appointed New Directors in its slate of nominees for election as directors at the 2016 annual meeting of stockholders (the “2016 Annual Meeting”) and on certain committees of the Board; (iv) the SRS Parties will abide by certain standstill provisions during the Standstill Period (as defined in the Cooperation Agreement); and (v) the SRS Parties will vote their shares of Common Stock in favor of the Issuer’s nominees and other ordinary course proposals at the 2016 Annual Meeting.

The Investment Manager entered into an Amended and Restated Cooperation Agreement, dated as of May 3, 2017 (the “Amended Cooperation Agreement”), with the Issuer pursuant to which, among other things, the Investment Manager agreed to certain standstill provisions and the Issuer agreed that its previously announced stockholder rights plan would expire concurrent with execution of the Amended Cooperation Agreement.  The foregoing description of the Amended Cooperation Agreement is qualified in its entirety by the Amended Cooperation Agreement, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

The Investment Manager intends to review its investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position, results and strategic direction, actions taken by the Issuer’s management and the Board, price levels of the Common Stock, other investment opportunities available to the Investment Manager, conditions in the securities market and general economic and industry conditions, the Investment Manager may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, acquiring additional Common Stock and/or other securities of the Issuer (collectively, “Securities”) or disposing of some or all of the Securities beneficially owned by it, in public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the Investment Manager’s economic exposure with respect to its investment in the Issuer and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D. Without limiting the foregoing, the Investment Manager is considering whether to seek an acquisition of the Issuer, and in that regard may have discussions with the Issuer's management in order to determine whether such an acquisition is feasible.  In connection therewith, the Investment Manager may also have

CUSIP No. 053774105	SCHEDULE 13D	Page 5 of 7

discussions with other parties, including potential equity and debt financing sources, and may seek to take additional steps in furtherance of an acquisition, including formulating detailed terms and conditions of a “going private” offer (an “Offer”), which may include one or more plans or proposals that relate to or would result in any of the actions set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. There can be no assurance that an Offer will be made by the Investment Manager, the Reporting Persons or any other party or, if made, that it would lead to a transaction with the Issuer, and the Reporting Persons reserve the right to discontinue any or all of the foregoing considerations or discussions at any time and for any reason.  Without limiting the foregoing, the Investment Manager may pursue other alternative transactions, including disposing of some or all of the Securities beneficially owned by the Reporting Persons, in public market or privately negotiated transactions.
Item 5.	INTEREST IN SECURITIES OF THE ISSUER
Paragraph (a) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety, as follows:
(a) The aggregate number of shares of Common Stock to which this Schedule 13D relates is 8,500,000 shares of Common Stock, constituting approximately 9.9% of the outstanding Common Stock. All percentages set forth herein are based upon a total of 85,451,215 shares of Common Stock outstanding as of March 20, 2017, as reported in the Issuer’s Proxy Statement pursuant to Schedule 14A of the Act, filed with the SEC on March 21, 2017.
Pursuant to certain cash-settled equity swaps between the Funds and broker-dealer counterparties, the Reporting Persons have economic exposure to, and may be deemed to beneficially own, an additional 16,492,000 notional shares of Common Stock, constituting approximately 19.3% of the outstanding shares of Common Stock, as more fully described in Item 6 of this Schedule 13D.
In addition, pursuant to certain options between the Funds and broker-dealer counterparties, the Reporting Persons have economic exposure to, and may be deemed to beneficially own, an additional 8,000 notional shares of Common Stock, constituting less than 0.1% of the outstanding shares of Common Stock, as described in Item 6 of this Schedule 13D.
Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Item 6 of the Schedule 13D is hereby amended and restated in its entirety, as follows:
On May 3, 2017, the Issuer and the SRS Parties entered into the Amended Cooperation Agreement, the terms of which are described in Item 4 of the Schedule 13D. The Amended Cooperation Agreement is referenced as Exhibit 1 to the Schedule 13D and is incorporated by reference herein.
The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 2 to this Schedule 13D and is incorporated by reference herein.
The Reporting Persons may be deemed to have economic exposure to an additional 16,492,000 shares of Common Stock pursuant to certain cash-settled equity swaps between the Funds and broker-dealer counterparties.  Such swaps mature on dates ranging from August 21, 2018 to May 18, 2020. The reference prices for such swaps range from $23.52 to $46.90.
The Reporting Persons may be deemed to have economic exposure to an additional 8,000 shares of Common Stock pursuant to certain option contracts between the Funds and broker-dealer counterparties.  The options have reference prices ranging from $40.00 to $50.00.  The options may be settled in cash or in cash-settled equity swaps.  If the options are settled in cash, the Funds will be entitled to a dollar amount equal to the aggregate number of option contracts multiplied by the difference between the market price of the Common Stock at the time of settlement and the reference price of the option (the “Cash Amount”).  If the options are settled in cash-settled equity swaps, the Funds and the broker-dealer counterparties will enter into cash-settled equity swaps referencing either, at the election of the Funds, (1) a number of shares equal to the total number of shares to which the Reporting Persons have economic exposure to pursuant to the applicable option contract or (2) a number of shares equal to the Cash Amount divided by the market price of the Common Stock at the time of settlement. Such options expire on dates ranging from January 19, 2018 to January 18, 2019.

CUSIP No. 053774105	SCHEDULE 13D	Page 6 of 7

The Reporting Persons do not have voting power or dispositive power with respect to the shares of Common Stock referenced in such swaps or options and disclaim beneficial ownership of the shares underlying such swaps and options.
Item 7.	MATERIAL TO BE FILED AS EXHIBITS.
Exhibit 99.2  Amended Cooperation Agreement dated as of May 3, 2017.

CUSIP No. 053774105	SCHEDULE 13D	Page 7 of 7

SIGNATURES
After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: May 3, 2017
SRS INVESTMENT MANAGEMENT, LLC

By:	/s/ David B. Zales
Name: David B. Zales
Title: General Counsel

KARTHIK R. SARMA

/s/ Karthik R. Sarma